N E W S R E L E A S E

May 11, 2011

Nevsun First Quarter 2011 Financial Results and Conference Call

HIGHLIGHTS

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Commercial production achieved on February 22, 2011

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Bisha development was achieved on schedule and under budget

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Produced over 1,000 ounces gold per day in its first operating month

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Revenue of $53.5 million and operating income $39.6 million

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Cash cost per ounce sold - $299

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex: NSU) is pleased to announce that near the end of February 2011 Nevsun completed development and commissioning of the Bisha project on schedule and under budget and concluded the first quarter of 2011 with its first five weeks of commercial operations.  Net after-tax earnings for the quarter, which includes operations from February 22, 2011 to March 31, 2011, was $21.9 million and cash flows from operations were $27.0 million.  The Company’s cash position at March 31, 2011 was a healthy $103.6 million, up $53.5 million from Q4 2011.  The Company’s earnings per share was $0.06.

Gold sales, realized price and cash cost per ounce data for the quarter were:

	Pre-Production Period(1)	Operating Period
	January 1 – February 21	February 22 – March 31	Total Q1 2011
Gold ounces produced	35,000	40,000	75,000
Gold price realized per ounce sold	$1,390	$1,430	$1,405
Cash cost per ounce sold(2)	n/a	$ 299	$ 299

(1)

Prior to achieving commercial production, sales and their related costs were capitalized for accounting purposes

(2)

Cash cost per ounce sold includes royalties and is a non-GAAP measure; see pg 6 of the 2011 first quarter Management Discussion and Analysis for more information

Complete quarterly financial statements and management discussion and analysis can be found on the Company’s web site at www.nevsun.com as well as on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar/searchedgar/webusers.htm.

The Company will hold a conference call on Friday, May 13 at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the quarterly results.  Dial in details are as follows:

North America: 416-340-8061 / 1-866-225-2055

UK : 00 800-6578-9898 (toll free)

Other International: +1 416-340-8061

The conference call will be available for replay until May 26, 2011 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 4743700.

Forward Looking Statements: Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com